February 12, 2019

United States Securities and Exchange Commission

Washington, DC 20549

Re:  Elite Performance Holding Corp.

Registration Statement on Form S-1

Amendment No.3

Filed February 12, 2019

File No. 333-227650

Dear Sir or Madam:

Below please find management response to the comments in your letter of February 8, 2019.

General

Comment 1. We note your response to comment 11. Please note that the term "issuer" in Section 13(k) of the Exchange Act, which is defined in Section 2 of the Sarbanes-Oxley Act of

2002, includes an entity that has a registration statement pending under the Securities Act of 1933. As you have a filed a registration statement that has not been withdrawn it is unclear why Section 13(k) of the Exchange Act does not currently apply. Please provide a more detailed explanation of when and how you intend to resolve the outstanding loans.

Response 1.  At this time, we have filed various audits and reviews for the individual entities and the consolidated entities for periods 9/30/2018 and earlier.  Therefore, the financials for those periods were accounted for as note receivables, as Section 13(k) did not yet apply until the date of our SEC filing, which occurred on October 01, 2018.

The Company intends to expense any remaining uncollected note receivable balances in Q4 2018 as of the date the initial SEC filing occurred in order to be in compliance with Section 13(k).

Comment 2. We note your response to comment 12. If true revise to clarify that you have distribution rights relating to, not ownership of, "Outlast™ Amino.(US Patent 8,283,327)." Also revise to address the material terms of your agreement with E.T. Horn.

Response 2. Elite Beverage International has been given exclusive rights to the patent for Outlast™ Amino. This exclusivity expires on September 1, 2019. However, the Company expects to negotiate new terms for permanent exclusivity before the expiration of the current agreement.

Comment 3. We reissue comment 40 from our letter dated October 29, 2018 as we are unable to locate a response. For example, please advise us whether investors in this offering will be signing the subscription agreement

Response 3. (Page II-50) The language has been changed to note that this is a Form Subscription Agreement, which was already signed by investors when they purchased shares from the company.

Related Party Transactions, page 71

Comment 4. We note your response to comment 5. Please file the Advisory Service Agreement with

Mr. Vazquez as an exhibit.

Response 4.  The Advisory Service Agreement has been added as exhibit 99.12

Comment 5. We note your response to comment 6. Please revise risk factors and where appropriate to address the competing fiduciary duties and other conflicts of interest with Gifted Nutrition

International. For example, it appears GNI and you compete in the "dietary and nutritional supplement space." As another example, it is unclear which entity has first rights to business opportunities under your plan to "aggressively seek and acquire companies with niche products."

Response 5. As a holding corporation, Elite Performance Holding Corp. (EPHC) has the ability to expand its portfolio in much broader areas in the health and fitness industry. These may eventually include areas such as nutrition, equipment, apparel, etc.

While Elite Beverage International (EBI) and Gifted Nutrition International (GNI) are considered to be in the same space, we do not consider them to be in direct competition with one another. Elite Beverage International is a sports beverage company. Although their proprietary sports drink gives the same benefits as an athlete who takes supplements, the drink is not classified as a dietary supplement. Rather, our direct competitors are in the RTD hydration and sports drink space. EBI plans on continuing to focus its efforts on creating a line of ready to drink (RTD) formulas that will create a niche market in the specific areas of enhancing hydration, endurance, focus, fat loss,  muscle recovery, etc.

Gifted Nutrition is an actual dietary supplement company. They carry no beverages and their product line consists of capsules, pills and powdered supplements. While GNI may look to expand their line of dietary supplement products, they are not in an asset acquisition mode, and we do not see any areas where the two companies would directly compete with each other’s brand.

That said, we believe that the underlying talents, networks, and contacts between EPHC and GNI create certain synergistic values that will eventually benefit EPHC with their current goals.

Principal and Selling Stockholders, page 73

Comment 6. We note that your beneficial ownership table does not reflect the selling stockholders who will sell their shares in this offering. Please revise to provide the disclosure required by

Item 507 of Regulation S-K.

Response 6.  This table has been updated.

Recent Sales of Unregistered Securities, page II-52

Comment 7. We note your revised disclosures and response to comment 39 from our letter dated

October 29, 2018. Please file the agreements for the $157,500 convertible promissory notes identified on page II-53. Please advise us when and under what terms the 400,000 restricted securities will be issued.

Response 7.  Under the terms of a Securities Purchase Agreement (SPA) with FirstFire Global Opportunities Fund LLC (Exhibit 99.9 and Exhibit 99.10) and a binding term sheet executed with David Stoccardo (Exhibit 99.6 and Exhibit 99.7) in conjunction with the two individual bridge notes, 400,000 restricted common shares were issued to each of the two note holders. These common shares bear Rule 144 restrictions and are legend securities. These shares have been disclosed appropriately in the amended S1 and are reflected in the included updated shareholders list. Please see the attached exhibits showing the executed SPA and term sheet, along with Board Consents for the issuance of these shares.

Comment 8. We note your disclosure in Note 9 - Subsequent Events to the Consolidated Financial

Statements as of September 30, 2018 that states that the company issued 810,000 shares of common stock between October 1, 2018 and January 3, 2019. We also note your table showing the company sales to the selling shareholders indicates that the sales of 5,090,000 shares occurred prior to October 1, 2018. Please revise to clarify the date of sale for the

690,000 shares of common stock and provide the other disclosures required by Item 701 of Regulation S-K for these sales.

Response 8.  Between October 1, 2018 and December 31, 2018, we issued an additional 120,000 of our common stock at $.05 per share. These shares are a part of our selling shareholders and were subscribed and paid in full before September 30, 2018 but were not issued until December 2018.

Between October 1, 2018 and October 31, 2018, we issued 40,000 of our restricted common stock at .05 per share. These shares were subscribed and paid for after October 1, 2018. These restricted shares are subject to SEC rule 144.

Between October 1, 2018 and January 30, 2019, we issued an additional 1,050,000 of our restricted common stock. These shares were issued to several parties for various agreements fully disclosed in this prospectus and are subject to SEC rule 144.

Sincerely,

/s/ Jon McKenzie

Jon McKenzie, CEO